Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800
October 6, 2009
VIA EDGAR
Craig Ruckman
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Series Trust (the “Registrant”)
Dear Mr. Ruckman:
          On behalf of the Registrant, this letter is to respond in writing to the Staff’s comments on the preliminary copy of the Letter to Shareholders, Notice of Meeting, Proxy Statement and Form of Proxy Card (together, the “Preliminary Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2009 on behalf of Transamerica MFS High Yield VP (the “Fund”), to be used in connection with a special meeting of shareholders of the Registrant. The Staff’s comments were conveyed to me by telephone on October 1, 2009.
          Below are the Staff’s comments on the Preliminary Proxy Statement and the Registrant’s responses thereto.
1.	Comment: At the beginning of the Proxy Statement on Page 1, please identify the Fund’s current and proposed sub-adviser. Note that the proposed sub-adviser is an affiliate of Transamerica Asset Management, Inc., the Fund’s investment adviser, and the Fund.

Response: Disclosure has been updated accordingly; please see attached marked page.

2.	Comment: In the section “Changes to the Fund’s Name, Investment Objective, Strategies and Risks and Management Fee”, please disclose the primary risks of the Fund if the new sub-advisory agreement is approved. Further, please compare the investment approach of the current sub-adviser and proposed sub-adviser, and explain why the current risks will not apply under the management of the proposed sub-adviser.

Response: Disclosure has been updated accordingly; please see attached marked page.

3.	Comment: In the section “General Description of Sub-Advisory Agreement”, please correct disclosure to reflect “the” Fund, as previously defined, instead of “a” Fund.

Response: Disclosure has been updated accordingly; please see attached marked pages.

On behalf of the Registrant, it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Please contact me at (727) 299-1844 if you have any questions or require further information with regard to this filing.

Sincerely,
/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary

TRANSAMERICA ASSET MANAGEMENT GROUP
Transamerica Series Trust
570 Carillon Parkway
St. Petersburg, Florida 33716
PROXY STATEMENT
     This Proxy Statement is furnished in connection with the solicitation by the Board of Trustees (the “Board”) of Transamerica Series Trust, on behalf of Transamerica MFS High Yield VP (the “Fund”), of proxies to be voted at a special meeting of shareholders of the Fund to be held on November 13, 2009, at the offices of Transamerica Asset Management, Inc. (“TAM”), 570 Carillon Parkway, St. Petersburg, Florida 33716, at 10:00 a.m., Eastern Time (the “Meeting”), and at any and all adjournments or postponements thereof. The Meeting will be held for the purpose of approving a new investment sub-advisory agreement with AEGON USA Investment Management, LLC (“AUIM” or the “Sub-Adviser”), as a new sub-adviser for the Fund (the “Proposal”). If approved, AUIM will replace MFS® Investment Management (“MFS”), the Fund’s current sub-adviser. AUIM is an affiliate of TAM, the Fund’s investment adviser, and of the Fund. This Proxy Statement and the accompanying materials are being mailed on or about October 12, 2009.
     Transamerica Series Trust (the “Trust”) is organized as a Delaware statutory trust. The Trust is a registered investment company.
     Shares of the Fund are offered to variable annuity and variable life insurance separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. For purposes of this Proxy Statement, the term “shareholder” (when used to refer to the beneficial holder of ownership interests in the Fund) shall also be deemed to include holders of variable annuity contracts and variable life insurance policies.
     Shareholders of record at the close of business on September 21, 2009 (the “Record Date”) are entitled to vote at the Meeting. Shareholders of the Fund are entitled to one vote for each dollar of net asset value of the Fund represented by the shareholder’s shares of the Fund. The manner in which shareholders of the Fund are entitled to vote is shown below. The number of shares of the Fund outstanding at the close of business on September 21, 2009 and the net assets of the Fund as of that date are shown in Appendix A.
     Even if you plan to attend the Meeting, please sign, date and return the proxy card, or if you provide voting instructions by telephone or over the Internet, please vote on the proposal affecting the Fund. If you vote by telephone or over the Internet, you will be asked to enter a unique code that has been assigned to you, which is printed on your proxy card. This code is designed to confirm your identity, provide access into the voting sites and confirm that your instructions are properly recorded.
     All properly executed proxies received prior to the Fund’s Meeting will be voted at the Meeting. On the matters coming before the Meeting as to which a shareholder has specified a choice on that shareholder’s proxy, the shares will be voted accordingly. If a proxy is properly executed and returned and no choice is specified with respect to the Proposal, the shares will be voted “FOR” the Proposal. Shareholders who execute proxies or provide voting instructions by telephone or the Internet may revoke them with respect to the Proposal at any time before a vote is taken on the Proposal by filing with the Fund a written notice of revocation (addressed to the Secretary of the Fund at the principal executive offices of the Fund at the address above), by delivering a duly executed proxy bearing a later date, by voting by telephone or over the Internet at a later date or by attending the Meeting and voting in person, in all cases prior to the exercise of the authority granted in the proxy card. Merely attending the Meeting, however, will not revoke any previously executed proxy. If you hold shares through a bank or other intermediary or if you are the holder of a variable annuity contract or variable life insurance policy (as discussed below), please consult your bank or intermediary or your participating insurance company regarding your ability to revoke voting instructions after such instructions have been provided.

CHANGES TO THE FUND’S NAME, INVESTMENT OBJECTIVE,
STRATEGIES AND RISKS AND MANAGEMENT FEE
     In connection with the proposed change in sub-adviser to AUIM, there will be a change to the Fund’s name, objective, strategies, and principal risks, as well as a reduction in the Fund’s management fee.
     Assuming the Proposal is approved, the Fund will be renamed “Transamerica AEGON High Yield Bond VP” and the Fund’s objective will be to seek a high level of current income by investing in high-yield debt securities. The Fund’s strategy, however, to invest at least 80% of the Fund’s assets in high-yield bonds, will remain unchanged.
     There are other differences between the management styles of MFS, the Fund’s current sub-adviser, and AUIM. MFS uses a “bottom-up” investment approach in buying and selling investments for the Fund, and selects investments primarily based on fundamental analysis of issuers or instruments in light of market, economic, political, and regulatory conditions, in addition to quantitative analysis of potential portfolio holdings. AUIM instead analyzes each potential buy or sell decision using both a “top-down” and a “bottom-up” strategy. AUIM uses the “top-down” approach to adjust the risk profile of the Fund, analyzing four factors that affect the movement of fixed-income bond prices: economic indicators; technical indicators that are specific to the high-yield market; investor sentiment; and valuation. AUIM has developed a proprietary credit model that is the foundation of its “bottom-up” analysis, which tracks historical cash flow numbers and calculates credit financial ratios. In addition, MFS currently is permitted to invest in all types of debt and other fixed-income securities, including: zero-coupon bonds, deferred interest bonds and pay-in-kind bonds; mortgage-backed securities; asset-backed securities; collateralized mortgage obligations; convertible securities; bank loans; U.S. government securities; commercial paper; and other short-term corporate obligations. MFS may also invest up to 25% of the Fund’s net assets in foreign securities, including up to 20% of the Fund’s net assets in securities of issuers located in emerging markets, engage in currency transactions enter into forward foreign currency contracts, and invest in equity securities and derivatives. AUIM does not intend to make such investments in a material amount; accordingly, if the New Sub-Advisory Agreement is approved by shareholders, the Fund will no longer consider Convertible Securities Risk, Mortgage-Related Securities Risk, Bank Loans Risk, Foreign Securities Risk, Currency Risk, Emerging Markets Risk, Derivatives Risk, Counterparty and Third Party Transactions Risk, Liquidity Risk, Stocks Risk, and Portfolio Turnover Risk to be principal risks, but will consider Market Risk, Fixed-Income Securities Risk, and High-Yield Debt Securities Risk to be principal risks of the Fund.
     In addition, if the new investment sub-advisory agreement with AUIM (the “New Sub-Advisory Agreement”) is approved by shareholders, the Fund’s management fee will be reduced as shown in the following table and on Appendix C.

Current Management Fee (as a percentage of average daily net assets)	0.715% of the first $250 million of average daily net assets; 0.71% of average daily net assets over $250 million up to $750 million; 0.68% of average daily net assets over $750 million up to $1 billion; and 0.67% of average daily net assets in excess of $1 billion

New Management Fee (as a percentage of average daily net assets)	0.64% of the first $750 million of average daily net assets; and 0.60% of average daily net assets in excess of $750 million
The Fund’s fundamental investment restrictions will remain unchanged.

PROPOSAL — TO APPROVE A NEW SUB-ADVISORY AGREEMENT
     At the Meeting, you will be asked to approve the New Sub-Advisory Agreement between Transamerica Asset Management, Inc. (“TAM” or the “Manager”), your Fund’s investment adviser, and AUIM, your Fund’s proposed new sub-adviser. A general description of the proposed New Sub-Advisory Agreement is included below. The terms of the New Sub-Advisory Agreement are similar to those of the Current Sub-Advisory Agreement it replaces, except that the dates of effectiveness and termination differ. The form of the New Sub-Advisory Agreement is included in Appendix B.
     Currently, MFS is a party to an investment sub-advisory agreement with respect to the Fund (the “Current Sub-Advisory Agreement”). The date of the Current Sub-Advisory Agreement and the date on which it was approved by the Board are provided in Appendix C.
     Under the Current Sub-Advisory Agreement, MFS provides investment research, advice, management and supervision, subject to the supervision of the Fund’s Board Members and of TAM, the investment adviser of the Fund. The Current Sub-Advisory Agreement was approved by the Board at an in-person meeting on June 4, 2009, and was last submitted to a vote of the Fund shareholders on April 19, 2005.
     Under the New Sub-Advisory Agreement, the Sub-Adviser will provide investment research, advice, management and supervision, subject to the supervision of the Fund’s Board Members and of the Fund’s Manager. The appointment of the new Sub-Adviser is not expected to result in any material changes in the nature or the level of investment advisory services provided to the Fund by TAM.
General Description of Sub-Advisory Agreement
     Set forth below is a general description of the terms of the New Sub-Advisory Agreement and a general comparison with the terms of the Current Sub-Advisory Agreement. A copy of the form of New Sub-Advisory Agreement is attached to this Proxy Statement as Appendix B, and you should refer to Appendix B for the complete terms of the New Sub-Advisory Agreement.
     Investment Management Services. Each of the New Sub-Advisory Agreement and the Current Sub-Advisory Agreement provides that, subject to the supervision of the Fund’s Board Members and of TAM, the Sub-Adviser will regularly provide the Fund, with respect to that portion of the Fund’s assets allocated to the Sub-Adviser by TAM, with investment research, advice, management and supervision, will furnish a continuous investment program for the allocated assets consistent with the Fund’s investment objectives, policies and restrictions, will determine from time to time what securities and other investments and instruments will be purchased, retained, sold or exchanged by the Fund, and will implement those decisions, all subject to the provisions of the Fund’s governing documents, the 1940 Act, the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), and other applicable federal and state law, as well as any other specific policies adopted by the Fund’s Board and disclosed to the Sub-Adviser.
     Under the Fund’s New Sub-Advisory Agreement, the Sub-Adviser is authorized to place orders pursuant to its investment determinations with respect to the allocated assets either directly with the issuer or with any broker or dealer, foreign currency dealer, futures commission merchant or others selected by it. Subject to any policies and procedures of the Fund’s Board that may modify or restrict the Sub-Adviser’s authority regarding the execution of the Fund’s portfolio transactions provided in the Agreement and described below, the Sub-Adviser may select brokers or dealers that also provide brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934 (the “Exchange Act”)) to the Fund and/or the other accounts over which the Sub-Adviser or its affiliates exercise investment discretion, a practice commonly referred to as “soft dollars.” The Sub-Adviser is authorized to pay a broker or dealer that provides such brokerage and research services a commission for executing a portfolio transaction for the Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer. This determination may be viewed in terms of either that particular transaction or the overall responsibilities that the Sub-Adviser and its affiliates have with respect to accounts over which they exercise investment discretion. The Current Sub-Advisory Agreement contains similar provisions.

     The New Sub-Advisory Agreement further provides that, unless TAM advises the Sub-Adviser in writing that the right to vote proxies has been expressly reserved to TAM or the Fund or otherwise delegated to another party, the Sub-Adviser will exercise voting rights pertaining to its allocated portion of the Fund’s assets in accordance with the Sub-Adviser’s proxy voting policies and procedures without consultation with TAM or the Fund. The New Sub-Advisory Agreement further provides that the Sub-Adviser will furnish a copy of its proxy voting policies and procedures, and any amendments thereto, to TAM. The Current Sub-Advisory Agreement contains similar provisions.
     Fees. Under both the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement, the Manager pays the Sub-Adviser a fee out of the management fee the Manager receives from the Fund. The sub-advisory fees payable by the Manager to AUIM are lower than the sub-advisory fees paid under the Current Sub-Advisory Agreement. Fees paid to the current sub-adviser during the Fund’s most recent fiscal year are shown below under “Information about the Sub-Adviser.” A comparison of the sub-advisory fees payable by the Manager to the sub-adviser under the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement is provided in Appendix C.
     Payment of Expenses. The New Sub-Advisory Agreement requires the Sub-Adviser to pay all expenses incurred by it in the performance of its duties under the Agreement and requires TAM to pay all expenses incurred by it in the performance of TAM’s duties under the Agreement. Under the Sub-Advisory Agreement, the Fund will bear all expenses not expressly assumed by TAM or the Sub-Adviser incurred in the operation of the Fund and the offering of its shares. The Current Sub-Advisory Agreement also requires that the sub-adviser bear all expenses in connection with the performance of its services under the Agreement.
     Conflicts of Interest. The New Sub-Advisory Agreement provides that the Sub-Adviser will not deal with itself, or with members of the Fund’s Board or any principal underwriter of the Fund, as principals or agents in making purchases or sales of securities or other property for the account of the Fund, nor will it purchase any securities from an underwriting or selling group in which the Sub-Adviser or its affiliates is participating, or arrange for purchases and sales of securities between the Fund and another account advised by the Sub-Adviser or its affiliates, except in each case as permitted by the 1940 Act and in accordance with such policies and procedures as may be adopted by the Fund from time to time. The New Sub-Advisory Agreement specifically provides that personnel of the Sub-Adviser may nonetheless engage in any other business or devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature. The Current Sub-Advisory Agreement does not address such potential conflicts.
     Both the New Sub-Advisory Agreement and the Current Sub-Advisory Agreement provide that the sub-adviser may engage in any other business or render services of any kind, including investment advisory and management services, to any other fund, firm, individual or association.
     However, the New Sub-Advisory Agreement also provides that if the purchase or sale of securities consistent with the investment policies of the Fund or one or more other accounts of the Sub-Adviser are considered at or about the same time, transactions in such securities must be allocated among the accounts in a manner deemed equitable by the Sub-Adviser. In addition, if transactions of the Fund and another client are combined, as permitted by applicable laws and regulations, such transactions must be consistent with the Sub-Adviser’s policies and procedures as presented to the Board from time to time. The Sub-Adviser has developed trade allocation policies to ensure that no one client, regardless of type, is intentionally favored at the expense of another. These policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities. The Current Sub-Advisory Agreement does not address trade allocation.

     Limitation on Liability. Under the New Sub-Advisory Agreement, the Sub-Adviser assumes no responsibility other than to render the services called for by the agreement in good faith, and the Sub-Adviser is not liable for any error of judgment or mistake of law, or for any loss arising out of any investment or for any act or omission in the execution of securities transactions for the Fund. The Sub-Adviser is not protected, however, from willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the agreement. This same limitation of liability applies to affiliates of the Sub-Adviser who may provide services to the Fund as contemplated by the New Sub-Advisory Agreement. The Current Sub-Advisory Agreement addresses limitation on liability in a similar manner.
     Term and Continuance. The Current Sub-Advisory Agreement was in effect for an initial two-year term and was eligible to be continued thereafter for successive one-year periods if such continuance was specifically approved at least annually (a) by the Board or (b) by a vote of a majority of the outstanding voting securities of the Fund, provided that in either event the continuance is also approved by a majority of the Board Members who are not interested persons of any party to the agreement. If approved by shareholders of the Fund, the New Sub-Advisory Agreement for the Fund will terminate, unless sooner terminated as set forth therein, after an initial two-year term. Thereafter, if not terminated, the New Sub-Advisory Agreement will continue in effect from year to year if such continuance is specifically approved at least annually as discussed above with respect to the Current Sub-Advisory Agreement.
     Termination. The New Sub-Advisory Agreement provides that the agreement may be terminated at any time without the payment of any penalty by the Fund or by the Sub-Adviser upon not less than ninety days’ written notice to the Fund. The Fund may effect termination by action of the Board or by vote of a majority of the outstanding voting securities of the Fund, accompanied by appropriate notice. The New Sub-Advisory Agreement will terminate automatically in the event of its “assignment” (as defined in the 1940 Act). The Current Sub-Advisory Agreement contains similar termination provisions.
     Board Considerations. At a meeting held on September 18, 2009, the Board, including the independent Board Members, approved the New Sub-Advisory Agreement for the Fund between TAM and AUIM, the Fund’s new Sub-Adviser, subject to shareholder approval.
     To assist the Board Members in their consideration of the New Sub-Advisory Agreement, the Board Members received in advance of their meetings certain materials and information. In addition, the independent Board Members consulted with their independent legal counsel, discussing, among other things, the legal standards and certain other considerations relevant to the Board Members’ deliberations.
     Among other things, the Board Members considered:
(a) that TAM has advised the Board Members that the appointment of AUIM is not expected to result in any diminution in the nature, quality and extent of services provided to the Fund and its shareholders, including compliance services;
(b) that AUIM is an experienced and respected asset management firm and that AUIM has the capabilities, resources and personnel necessary to provide advisory services to the Fund based on an assessment of the services that AUIM provides to other funds within the Transamerica fund complex, including Transamerica High Yield Bond, a fund sub-advised by AUIM which uses a similar investment program to that of the Fund;
(c) that in June 2009 the Board had performed a full annual review of a number of sub-advisory agreements with AUIM and had determined that AUIM has the capabilities, resources and personnel necessary to provide the sub-advisory services to the applicable Transamerica funds;
(d) the proposed responsibilities of AUIM for the Fund and the services expected to be provided by it;
(e) the fact that the sub-advisory fee payable to AUIM would be paid by TAM and not the Fund;